ATTIS INDUSTRIES INC.

12540 Broadwell Road, Suite 2104

Milton, GA 30004

(678) 580-5661

June 7, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.

Washington, D.C. 20549

Re:	ATTIS INDUSTRIES INC.
Request for Withdrawal
Registration Statement on Form S-3 (File No. 333-224511)

Ladies and Gentlemen:

Attis Industries Inc. (the “Company”) hereby requests the the Company’s Registration Statement on Form S-3 (File No. 333-224511) initially filed with the Securities and Exchange Commission on April 30, 2018, as subsequently amended on June 1, 2018 and on August 10, 2018 (together with all exhibits thereto, the “Registration Statement”) be withdrawn.

The Company has determined at this time not to proceed and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”).

Accordingly, pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Registration Statement be withdrawn, effective as of the date hereof or the earliest practicable date.

Should you have any questions regarding this filing, please do not hesitate to contact the undersigned at (678) 580-5661.

Sincerely,

ATTIS INDUSTRIES INC.

By:	/s/ Jeffrey Cosman
Name:	Jeffrey Cosman
Title:	Chief Executive Officer